February 2, 2005

By Facsimile and U.S. Mail

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson , P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130

	Re:	IVAX Corporation
		Schedule TO-I
		Filed January 20, 2005

Dear Ms. Miller:

	We have the following comments on the above-referenced filing:

Offer to Exchange
1. Security holders are entitled to rely on the disclosure in your document. Please eliminate the disclaimer in the fifth paragraph on the second page of the introduction.
2. On page iii you state that you "undertake no obligation to update or revise these [forward-looking] statements." This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

3. Please revise your disclosures to describe, in plain English, the following:
* Describe the contingent conversion provisions of the old notes so that it is clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

* Clarify that the exchange will result in your reporting higher
EPS
(retroactively and prospectively) than if the exchange did not occur.
Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.
Also revise the summary to highlight this information.
4. Confirm supplementally, if true, that you applied the guidance in
EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.
5. In an appropriate section of the document, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new notes.
6. Revise to describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

Summary, page 1
7. We note the statement on page 2 that you have reserved the right to terminate the exchange offer in your discretion for any reason. Clarify that you do not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.
Purpose of the Offer, page 36
8. Revise this section to provide a detailed description of the accounting rule changes and how they apply to your notes. In doing so, disclose the material effects that will result from your consummation of the exchange offering due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. Also, revise the summary to highlight this information and to provide a cross-reference to more detailed disclosure later in the document. Also revise the summary of differences between the new and old notes.

Conditions to the Offer, page 38
9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the fifth bullet point to clarify the events that may trigger this condition and which standard applies.

Description of the New Notes, page 52
10. We note that "to the extent permitted by law, [you] may, from time to time, increase the conversion rate of the new notes for a period of 20 days." Please explain your ability to do so and your understanding of the applicable law, including any consideration you have given to whether Rule 13e-4 would apply to this change. See, for comparison, the letter regarding Heritage Entertainment, Inc. (April 10, 1987).

Certain United States Federal Income Tax Consequences, page 65
11. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate all statements (including that on page
68) that the discussion relates to "certain" tax consequences and that the summary is not a "complete analysis." We understand that you may not be able to describe all tax effects of the offer for every security holder due to their individual circumstances; however, you should revise the second sentence of this paragraph and the bold paragraph on page 66 to clarify that you have described all material federal tax consequences.

Incorporation of Certain Documents by Reference, page 75
12. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General
Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.  Please revise.
13. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c)
of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation
H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

Letter of Transmittal
14. We note the references to the issuance of the new notes in reliance on no-action letters issued by the staff on pages 4-5.
Tell
us what letters you believe apply to this offer.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Alison W. Miller, Esq.
February 2, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE